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UNITED STATES	OMB Number:	3235-0058
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SEC File Number
FORM 12b-25	000-51176

NOTIFICATION OF LATE FILING	CUSIP Number
491292108

(check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions Before Preparing Form. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kentucky First Federal Bancorp

Full Name of Registrant

Former Name if Applicable

655 Main Street

Address of Principal Executive Office (Street and Number)

Hazard, Kentucky 41702

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kentucky First Federal Bancorp (the “Company”) filed its annual report on Form 10-K for the year ended June 30, 2020 with the U.S. Securities and Exchange Commission on September 28, 2020 (“Original Filing”). Due to a clerical error, the electronic signature “/s/” was inadvertently omitted from the signature line of BKD, LLP in the Report of Independent Registered Public Accounting Firm and the electronic signature “/s/ BKD, LLP” was inadvertently omitted from the signature line in the Consent of BKD, LLP included as Exhibit 23.1 of the Original Filing. The Company will amend the Original Filing to correct these clerical errors in an amended Form 10-K that it currently expects to file on or about September 30, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Clay Hulette Vice President and Chief Finance Officer	(502)	223-1638
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kentucky First Federal Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2020	/s/ R. Clay Hulette
		By:	R. Clay Hulette
		Title:	Vice President and Chief Finance Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer),

evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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